Schroder Investment Management North America Inc.
875 Third Avenue, New York, NY 10022-6225

Tel 212 641-3890 Fax 212 632-2990

www.schroders.com

Carin F. Muhlbaum
Senior Vice President & General Counsel

August 8, 2005

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Kevin Rupert, Esq.

Re:  Form N-CSRs of Schroder Series Trust for the period ended April 30, 2005 and filed July 8, 2005 (811-07840), Schroder Capital Funds (Delaware) for
     the six-month period ended April 30, 2005 and filed July 8, 2005
     (811-01911) and Schroder Global Series Trust for the twelve-month period ended April 30, 2005 and filed July 8, 2005 (811-21364).

Dear Mr. Rupert:

         This letter sets forth the responses of Schroder Series Trust, Schroder
Capital Funds (Delaware) and Schroder Global Series Trust (the "Trusts") to
comments you provided to me telephonically on July 29, 2005. For convenience of reference, I have summarized below the text of each comment in bold before each response; the Trusts' responses follow in normal typeface.

         (1) PLEASE MAKE THE REQUESTED "TANDY" LETTER STATEMENTS IN YOUR LETTER
TO US.

         On behalf of each Trust, we acknowledge that:

         (a) each Trust is responsible for the adequacy and accuracy of the disclosure in its filing on Form N-CSR;

         (b) Commission staff comments or changes to disclosure in response to
Commission staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to a filing; and

         (c) the Trusts may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      -2-                         August 8, 2005

         (2) PLEASE ELABORATE ON A REDEMPTION IN KIND FROM SCHRODER NORTH
AMERICAN EQUITY FUND THAT WAS MADE TO A HOLDER OF GREATER THAN 5% OF THE FUND.

         Redemptions-in-kind made by any of the Schroders Funds to an affiliated person are made in accordance with the Funds' redemption-in-kind procedures, which are drafted to comply with the Signature Financial Group, Inc. no-action letter (pub. avail. December 28, 1999).

         (3) ON THE SCHEDULE OF INVESTMENTS FOR THE SCHRODER U.S. OPPORTUNITIES
FUND, THE APOLLO FUND, A BUSINESS DEVELOPMENT COMPANY, IS LISTED UNDER THE
HEADING: "REGISTERED INVESTMENT COMPANIES, BUSINESS DEVELOPMENT COMPANIES." WE
DO NOT CONSIDER SUCH FUNDS TO BE REGISTERED.

         We have considered your comment and in the future will include any business development companies under a heading that clarifies that such companies are investment companies but not "registered" investment companies under the Investment Company Act of 1940, as amended.

                                   * * * * * *

         I hope that the foregoing is responsive to your comments. If you have any questions please call me at (212) 641-3890. Thank you for your efforts in reviewing the Trusts' semi-annual and annual reports on Form N-CSR.

Very truly yours,

/s/ CARIN MUHLBAUM
Carin Muhlbaum